Exhibit 99.1

Intermap Reports Fourth Quarter and Full Year 2025 Results

Intermap has been down-selected for all four remaining lots of Indonesia’s ILASP Project

Subscription and data revenue grew 29% year over year

Strengthened balance sheet positions Company for large-scale government programs

AI-enabled risk assistant gaining traction and driving growth in recurring revenue

Company affirms guidance of $30–35 million in revenue with a 28% EBITDA margin

DENVER, March 31, 2026 - Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today reported its fourth quarter and full year 2025 financial results, highlighting a strengthened balance sheet and continued growth in recurring subscription and data revenue.

Intermap ended 2025 with a significantly strengthened balance sheet and continued growth in high-margin, recurring subscription and data revenue driven by innovative products and services. The strengthening of the balance sheet was driven by successful equity financings completed during the year, positioning the Company to pursue larger and longer-duration programs.

At December 31, 2025, cash totaled $22.5 million, compared with $0.4 million at December 31, 2024. Total assets increased to $31.7 million from $11.9 million, and shareholders’ equity increased to $24.6 million from $3.7 million.

Intermap has been notified by the Badan Informasi Geospasial tendering committee that the Company has been qualified and down-selected for all four remaining lots of the 1:5,000 scale Integrated Land Administration and Spatial Planning (ILASP) Project, representing a potential $200 million opportunity. The next phase of selection and negotiation will transpire over the coming months, during which Intermap will not make further comments pursuant to its confidentiality requirements.

Subscription and data revenue for the full year increased 29% to $5.2 million, compared with $4.0 million in 2024, representing 49% of total revenue. Subscription and data revenue is now the Company’s largest revenue category, reflecting continued growth in recurring, high-margin offerings. The decline in Value-added Data reflects delayed follow-on awards from the U.S. Department of Defense due to the federal government shutdown. These programs are fully funded and currently in contracting, and the declines are expected to reverse in the coming quarters.

Total revenue for 2025 was $10.6 million, compared with $17.6 million in 2024. Fourth quarter revenue was $1.6 million, compared with $7.4 million in the prior-year period, reflecting the timing of procurement and delayed Indonesia contracting.

Excluding Indonesia program timing, the Company’s commercial business grew meaningfully year over year, driven by expansion in insurance analytics and enterprise data solutions. Commercial revenue, which is recurring or repeating, represented 60% of total revenue, compared with 32% in 2024.

For full year 2025, operating loss was $6.9 million, reflecting lower revenue due to program timing and continued investment in personnel, product development and commercial expansion. Net loss was $6.7 million, or $0.11 per share, compared with net income of $2.5 million, or $0.05 per diluted share, in 2024.

Excluding the impact of currency fluctuations, changes in working capital, including prepaid and accrued, and new fixed asset investment, Intermap’s continuing business operated at approximately cash flow break-even as it competes for contracts with the potential to significantly expand its footprint in Southeast Asia.

“In 2025, we strengthened the foundation of the business and positioned Intermap for large-scale government programs,” said Patrick A. Blott, Chairman and CEO. “We improved the balance sheet, expanded our subscription and data offerings and introduced our AI risk assistant. While program timing affected reported revenue, underlying demand for government programs and recurring subscription solutions remains strong. We are growing a high-margin, recurring revenue base supported by innovative products and services.”

Government Programs and Commercial Recurring Revenue

During 2025, Intermap advanced key priorities across government and commercial markets. Revenue remains concentrated in enterprise programs, consistent with the Company’s focus on national-scale contracts.

●	Government programs: Progressed major follow-on opportunities in Indonesia and continued engagement in U.S. federal GEOINT programs, including Luno-related contract vehicles

●	Commercial markets: Introduced the AI-enabled risk assistant and expanded insurance analytics offerings, supporting growth in subscription-based revenue

●	Infrastructure: Completed upgrades to support larger-scale delivery, program execution and compliance requirements

The Company is advancing follow-on opportunities in Indonesia under a large national basemap program and continues to pursue additional GEOINT program awards in the United States and with Allied partners.

Management views government and commercial pipelines as strong and continues to position the Company for larger, long-duration programs.

Outlook and Strategic Priorities

Intermap enters 2026 with improved liquidity and financial flexibility and remains focused on:

●	Converting large government opportunities into awarded and recognized revenue

●	Scaling recurring subscription, data and analytics revenue

●	Deploying capital with discipline while supporting key pursuits and product development

●	Leveraging a stronger balance sheet to compete for larger, longer-duration programs

Intermap reaffirms its previously announced 2026 guidance of $30–35 million in revenue and a 28% EBITDA margin. While the timing of government awards and revenue recognition can vary, management believes the underlying demand environment remains strong. Growth in recurring insurance analytics revenue, combined with the conversion of government programs, supports the Company’s long-term strategy.

Annual Filings

The Company’s consolidated financial statements for the year ended December 31, 2025, together with management’s discussion and analysis and annual information form, will be filed on SEDAR+ and EDGAR.

Conference Call Details

Intermap’s CEO Patrick A. Blott and CFO Jennifer Bakken will host a live webinar on Tuesday, March 31, 2026 at 5:00 pm ET to review results and provide an update.

DATE	March 31, 2026

TIME	5:00 pm ET

WEBCAST	Register

A replay and supporting materials will be available on the Company’s investor relations website.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266

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